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RECEIVED
2008 AUG 11 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25 July 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Extension of the Waiver from Strict Compliance with Rule 8.08 of the Listing Rules and Status of the Public Float

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
AUG 13 2008
THOMSON REUTERS

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

CoSec\GO0708/announcement distribution – Extension of Waiver 240708

SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

ANNOUNCEMENT

EXTENSION OF THE WAIVER FROM STRICT COMPLIANCE WITH RULE 8.08 OF THE LISTING RULES AND STATUS OF THE PUBLIC FLOAT

Reference is made to the Company's announcement dated 9 July 2008. The Company had obtained from the Stock Exchange a further waiver for the period commencing from 7 July 2008 up to 5 September 2008.

Reference is made to the Company's announcement dated 6 March 2008, the Company's announcement dated 15 April 2008 (the **Waiver Announcement**) and the Company's announcement dated 9 July 2008 (the **Extension Application Announcement**). Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as defined in the above announcements.

BACKGROUND

As stated in the Waiver Announcement, the Company was granted by the Stock Exchange the Waiver for the period commencing from 25 February 2008 up to 6 July 2008. As stated in the Extension Application Announcement, the Company had upon expiry of the Waiver applied to the Stock Exchange for an extension of the Waiver for a period of 3 months.

PROGRESS IN THE RESTORATION OF PUBLIC FLOAT

The Offeror has informed the Company that it has since the grant of the Waiver been engaged in discussions with its financial adviser regarding various proposals to restore the public float and is currently working on the details of a proposal (the **Proposal**). Based on the tentative timetable of the Proposal and the current status and progress thereof, it is expected that the documentation for the Proposal can be signed by early August and completion can take place in or around mid-August 2008. The minimum 25% public float can be restored upon completion of the Proposal.

EXTENSION OF THE WAIVER

Given the one-month blackout period prior to the publication of the Company's results scheduled on 1 September 2008, the signing and completion of the Proposal may likely be postponed to the first week of September 2008, immediately upon expiry of such blackout period. Accordingly, based on the latest development of the Proposal, the Company subsequently revised and shortened the period of the further Waiver and the Stock Exchange had granted the Company such further Waiver for the period from 7 July 2008 up to 5 September 2008.

As at the date of this announcement, approximately 11% of the issued share capital of the Company is held by the public.

SUSPENSION OF TRADING IN THE SHARES

As the public float of the Company has fallen below 25%, the Stock Exchange indicated that the trading in the Shares should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the Shares was suspended as from 9:30 a.m. on 27 February 2008. The Stock Exchange indicated that the trading in the Shares will remain suspended until the 25% minimum public float is restored. An announcement will be made by the Company upon its due compliance with Rule 8.08 of the Listing Rules.

By order of the Board of the Company
Vera Leung
Company Secretary
Hong Kong

Hong Kong, 24 July 2008

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, namely Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

"Please also refer to the published version of this announcement in South China Morning Post"

END